                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                              INSILCO CORPORATION
       ------------------------------------------------------------------
                                (Name of Issuer)

                              INSILCO CORPORATION
       ------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, $.001 PAR VALUE PER SHARE
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                   457659704
       ------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                                KENNETH H. KOCH
                       Vice President and General Counsel
                              Insilco Corporation
                               425 Metro Place N.
                                  Fifth Floor
                               Dublin, Ohio 43017
                                 (614) 791-3137
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   COPIES TO:

                                 AVIVA DIAMANT
                    Fried, Frank, Harris, Shriver & Jacobson
                               One New York Plaza
                            New York, New York 10004
                                 (212) 859-8185

                                 July 11, 1997
       ------------------------------------------------------------------
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*:                                   Amount of Filing Fee:
  $110,000,000                                                   $22,000
--------------------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee, based upon the purchase of 2,857,142 shares at the maximum tender offer price per share of $38.50.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:              N/A                 Filing Party:       N/A
Form or Registration No.:            N/A                 Date Filed          N/A

ITEM 1.  SECURITY AND ISSUER.

     (a) The issuer of the securities to which this Schedule 13E-4 relates is Insilco Corporation, a Delaware corporation (the "Company"), and the address of its principal executive office is 425 Metro Place N., Fifth Floor, Dublin, Ohio, 43017.

     (b) This Schedule 13E-4 relates to the offer by the Company to purchase up to 2,857,142 shares (or such lesser number of shares as are validly tendered and not withdrawn) of its Common Stock, $.001 par value per share (the "Shares"), for a purchase price of $38.50 per Share net to the Seller in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 11, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, and incorporated herein by reference. As of July 3, 1997, 9,568,436 Shares were issued and outstanding, of which 5,802,494 Shares (approximately 61%) were owned by Water Street Corporate Recovery Fund I, L.P., an investment partnership of which Goldman, Sachs & Co. ("Goldman Sachs") is the general partner ("Water Street"). Two directors of the Company, Terence M. O'Toole and Barry S. Volpert, are Managing Directors of Goldman Sachs.

     As more fully discussed in Section 8, "Background and Purpose of the Offer," of the Offer to Purchase, on October 7, 1996, the Company announced that it had retained Goldman Sachs to assist in the review of the Company's strategic alternatives. After considering the sale of the entire Company to a single purchaser or the sale of each of the Company's operating units separately, the Board of Directors determined that the strategic alternative that would best maximize stockholder value was for the Company to refinance its existing indebtedness, issue new debt and repurchase Shares (the latter, the "Share Repurchase"). The Offer is being made by the Company to implement the Share Repurchase.

     Under Section 302 of the Internal Revenue Code of 1986, as amended (the "Code") (discussed more fully in Section 14, "Certain Federal Income Tax Consequences," of the Offer to Purchase), it would be highly unlikely that Water Street would obtain capital gains tax treatment with respect to the proceeds of any tender by it of its Shares in the Offer. Accordingly, on July 10, 1997, pursuant to a Stock Purchase Agreement between Water Street and the Company (the "Water Street Purchase Agreement"), the Company purchased 2,805,194 Shares from Water Street at $38.50 per Share in cash for an aggregate purchase price of $107,999,969 (the "Water Street Purchase"), which was paid out of the proceeds (the "Rolodex Proceeds") of the March 1997 sale by the Company of its Rolodex office products business (the "Rolodex Business"), in a transaction intended to qualify for capital gains tax treatment under the partial liquidation rules of the Code (a "Partial Liquidation Transaction"). In the Water Street Purchase Agreement, Water Street has agreed with the Company, among other things, to maintain the proceeds received by it from the sale in a segregated account and, upon consummation of the Offer, pay to the Company the interest actually earned thereon. In addition, Water Street has agreed in the Water Street Purchase Agreement that, if the Offer expires or terminates without any Shares having been purchased thereunder, the purchase of the Shares by the Company from Water Street will be rescinded, and the purchase price (together with interest actually earned thereon) will be repaid to the Company. Water Street has further agreed in the Water Street Purchase Agreement that it will tender no more than 960,577 Shares in the Offer so that the percentage of Shares to be purchased by the Company from Water Street in the Water Street Purchase and the Offer will be lower than the percentage of Shares which the Company is offering to purchase pursuant to the Offer from stockholders other than Water Street.

     Under Section 302 of the Code, there is a significant risk that Robert L. Smialek, Chairman of the Board and President of the Company, would not obtain capital gains tax treatment with respect to the proceeds of any tender by him of his Shares in the Offer. Accordingly, on July 10, 1997, pursuant to a Stock Purchase Agreement between Mr. Smialek and the Company (the "Smialek Purchase Agreement"), the Company purchased 51,948 Shares from Mr. Smialek at $38.50 per Share in cash for an aggregate purchase price of $1,999,998 (the "Smialek Purchase"), which was also paid out of the Rolodex Proceeds in a Partial Liquidation Transaction. In the Smialek Purchase Agreement, Mr. Smialek has agreed with the Company, among other things, to maintain the proceeds received by him from the sale in a segregated account and, upon consummation of the Offer, pay to the Company the interest actually earned thereon. In addition,

Mr. Smialek has agreed in the Smialek Purchase Agreement that, if the Offer expires or terminates without any Shares having been purchased thereunder, the purchase will be rescinded, and the purchase price (together with interest actually earned thereon) will be repaid to the Company. Mr. Smialek has further agreed in the Smialek Purchase Agreement that he will not tender any Shares in the Offer.

     In the Water Street Purchase Agreement and the Smialek Purchase Agreement, the Company has agreed that it will not (i) accept for purchase or purchase more than 2,857,142 Shares in the Offer (including Odd Lot Shares), (ii) pay more than $38.50 per Share, or (iii) extend the Offer past 45 days from the date of its commencement, unless the Company and Water Street and Mr. Smialek, respectively, shall first have entered into a written agreement amending the respective stock purchase agreements.

     As a result of these agreements, the Company believes, subject to certain limitations described in Section 14, "Certain Federal Income Tax Consequences," of the Offer to Purchase, that stockholders who tender ALL of the Shares they own (actually and constructively) in the Offer (even though only a pro rata portion of such Shares will be purchased if the Offer is oversubscribed) should qualify for capital gains tax treatment with respect to the proceeds of the Offer.

     Except as set forth above, officers, directors and affiliates of the Company may participate in the Offer on the same basis as the other stockholders of the Company. The Company has been advised that, except for Water Street's participation in the Offer, none of the officers, directors or affiliates of the Company intends to tender Shares in the Offer. The information set forth in "Introduction," Section 1, "Number of Shares; Proration," Section 8, "Background and Purpose of the Offer," Section 10, "Transactions and Agreements Concerning Shares," and Section 14, "Certain Federal Income Tax Consequences," of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Introduction" and Section 7, "Price Range of Shares; Dividends," of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable. This Statement is being filed by the Issuer.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 9, "Source and Amount of Funds," of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(j) The information set forth in "Introduction," Section 8, "Background and Purpose of the Offer," Section 9, "Source and Amount of Funds," Section 10, "Transactions and Agreements Concerning Shares," Section 12, "Effects of the Offer on the Market for Shares; Registration under the Exchange Act," and
Section 14, "Certain Federal Income Tax Consequences," of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "Introduction," Section 8, "Background and Purpose of the Offer," and Section 10, "Transactions and Agreements Concerning Shares," of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The Information set forth in "Introduction," Section 8, "Background and Purpose of the Offer," Section 9, "Source and Amount of Funds," Section 10, "Transactions and Agreements Concerning Shares," Section 14, "Certain Federal Income Tax Consequences," and Section 16, "Fees, Expenses and Other Arrangements," of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

     The information set forth in "Introduction" and Section 16, "Fees, Expenses and Other Arrangements," of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

     (a)-(b) The information set forth in Section 11, "Financial Information Concerning the Company" of the Offer to Purchase and the financial statements and notes related thereto contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, copies of which are attached hereto as Exhibits (g)(1) and (g)(2), respectively, are incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

     (a)-(e) Not Applicable.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) --   Form of Offer to Purchase dated July 11, 1997.
        (2) --   Form of Letter of Transmittal (including Certification of Taxpayer
                 Identification Number on Substitute Form W-9).
        (3) --   Form of Notice of Guaranteed Delivery.
        (4) --   Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                 Other Nominees.
        (5) --   Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust
                 Companies and Other Nominees.
        (6) --   Form of Letter to Participants in the Insilco Corporation Employee Thrift Plan
                 (including Memorandum of Questions and Answers) and Tender Instruction Form.
        (7) --   Guidelines for Certification of Taxpayer Identification Number on Substitute
                 Form W-9.
        (8) --   Text of Press Release issued by the Company dated July 11, 1997.
        (9) --   Form of Summary Advertisement dated July 11, 1997.
       (10) --   Form of Letter to Stockholders of the Company, dated July 11, 1997 from Robert
                 L. Smialek, Chairman of the Board and President.
     (b)(1) --   Amended and Restated Credit Agreement, dated July 3, 1997.
     (c)(1) --   Stock Purchase Agreement by and between the Company and Water Street Corporate
                 Recovery Fund I, L.P., dated July 10, 1997.
        (2) --   Stock Purchase Agreement by and between the Company and Robert L. Smialek, dated
                 July 10, 1997.
        (d) --   Not Applicable.
        (e) --   Not Applicable.
        (f) --   Not Applicable.
     (g)(1) --   The Company's Annual Report on Form 10-K for the fiscal year ended December
                 31, 1996.
        (2) --   The Company's Quarterly Report on Form 10-Q for the quarter ended March 31,
                 1997.
        (3) --   Opinion of Houlihan, Lokey, Howard & Zukin, Inc. dated July 10, 1997.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             INSILCO CORPORATION

                                             By: /S/ ROBERT L. SMIALEK
                                             -------------------------
                                               Name: Robert L. Smialek
                                               Title: Chairman of the Board and
                                                      President
Dated: July 11, 1997

                                 EXHIBIT INDEX

    EXHIBIT                                       DESCRIPTION
    -------      ------------------------------------------------------------------------------
     (a)(1) --   Form of Offer to Purchase dated July 11, 1997.
        (2) --   Form of Letter of Transmittal (including Certification of Taxpayer
                 Identification Number on Substitute Form W-9).
        (3) --   Form of Notice of Guaranteed Delivery.
        (4) --   Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                 Other Nominees.
        (5) --   Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust
                 Companies and Other Nominees.
        (6) --   Form of Letter to Participants in the Insilco Corporation Employee Thrift Plan
                 (including Memorandum of Questions and Answers) and Tender Instruction Form.
        (7) --   Guidelines for Certification of Taxpayer Identification Number on Substitute
                 Form W-9.
        (8) --   Text of Press Release issued by the Company dated July 11, 1997.
        (9) --   Form of Summary Advertisement dated July 11, 1997.
       (10) --   Form of Letter to Stockholders of the Company, dated July 11, 1997 from Robert
                 L. Smialek, Chairman of the Board and President.
     (b)(1) --   Amended and Restated Credit Agreement, dated July 3, 1997.
     (c)(1) --   Stock Purchase Agreement by and between the Company and Water Street Corporate
                 Recovery Fund I, L.P., dated July 10, 1997.
        (2) --   Stock Purchase Agreement by and between the Company and Robert L. Smialek, dated July 10, 1997.
        (d) --   Not Applicable.
        (e) --   Not Applicable.
        (f) --   Not Applicable.
     (g)(1) --   The Company's Annual Report on Form 10-K for the fiscal year ended December
                 31, 1996.
        (2) --   The Company's Quarterly Report on Form 10-Q for the quarter ended March 31,
                 1997.
        (3) --   Opinion of Houlihan, Lokey, Howard & Zukin, Inc. dated July 10, 1997.